SOMMER & SCHNEIDER LLP
595 STEWART AVENUE, SUITE 710
GARDEN CITY, NEW YORK 11530
——————

Herbert H. Sommer	Telephone (516) 228-8181
Joel C. Schneider	Facsimile (516) 228-8211

February 9, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Michael Moran
Accounting Branch Chief

Re:	bioMETRX, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed April 19, 2006
Form 10-QSB for Fiscal Quarter Ended June 30, 2006
File August 21, 2006
Form 8-K/A for the Period May 27, 2005
Filed September 1, 2005
File No.’s 000-15807

Ladies and Gentlemen:

We write this letter on behalf of bioMETRX, Inc. (“bioMETRX” or the “Company”) in response to your Letter of Comment dated January 11, 2007, relating to bioMETRX’s above referenced filings.

In response to your Letter of Comment, we have amended and filed bioMETRX’s Form 8-K/A filed September 1, 2005, bioMETRX’s Form 10-QSB for the Quarter Ended June 30, 2006 and its Form 10-KSB for the year ended December 31, 2005. In addition, we are also amending Form 10-QSB for the quarters ended March 31, 2006, September 30, 2006, September 30, 2005 and June 30, 2005, which are being filed simultaneously herewith. Lastly, we are filing a Form 8-K regarding the Non-Reliance of Previously Issued Financial Statements. The numbered paragraphs in this letter relate to the numbered paragraphs in your Letter of Comment.

General

1.    We have provided a written statement in the form of a letter addressed to the Commission acknowledging that:

Securities and Exchange Commission
February 9, 2007

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	The staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

2.    In our amended filings we have revised our explanatory notes to summarize each of the specific changes within the particular filing.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Item 7. Financial Statement, page F-1

Statement of Stockholder Equity, page F-5

3.    We are supplementally providing a schedule that illustrates how earnings per share amounts are determined both before and after the recapitalization. Additionally, Note 3 has been revised accordingly.

4.    Upon further review of the accounting for the issuance of the penalty shares, we will account for such issuances as indirect costs. Accordingly, the value of such shares amounting to $629,000 will be charged to expense in the periods incurred with a corresponding credit to additional paid-in capital.

5.    The grant dates for the employee options were June 1, 2005 and August 5, 2005. Unamortized employee deferred compensation represent unvested options at December 31, 2005. Therefore, no adjustment is required

The options granted that resulted in a deferral were fully vested, nonforfeitable, exercisable instruments. We recognize that because these options were fully vested, nonforfeitable and exercisable when granted it eliminated any obligation on the part of the grantee to perform. As a result, our financial statements will be revised to recognize the expense in full at the commitment date.

6.    All share and option prices have been retroactively restated to reflect the 1 for 4 reverse split. The shares traded at ranges from $.60 per share to $15.20 per share during 2005.

The statement of stockholders’ equity will be revised to reflect the share and option prices parenthetically.

Securities and Exchange Commission
February 9, 2007

Note 5 - Stockholders’ Deficit

Common Stock, page F-15

7.    We have determined that the warrants were properly classified as equity, thus scope out of SFAS 133. We have based our determination on the following analysis of paragraphs 12 through 32 of EITF 00-19:

a.	The contract does not include any provisions that could require net-cash settlement.

b.
The warrants issued in the private placement of our securities permits us to settle in unregistered shares. Additionally, while we agreed to file a registration statement underlying the shares issued in the private placement and the warrant shares, a failed registration statement does not preclude delivery of unregistered shares.

c.
We have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the exercise period of the warrants.

d.	The exercise prices of the warrants are fixed, thus the number of shares to be required upon net-share settlement is determinable.

e.	There are no required cash payments to the warrant holder in the event we fail to make timely filings with the SEC.

f.
There are no required cash payments to the warrant holder if the shares initially delivered upon settlement are subsequently sold and the sales proceeds are insufficient to provide the warrant holder with a full return of the amount due.

g.	There are no provisions in the warrant agreement that indicate that the warrant holder would have any of the rights of a creditor in the event of the Company’s bankruptcy.

8.    The warrants granted that resulted in a deferral were fully vested, nonforfeitable, exercisable instruments. We recognize that because these warrants were fully vested, nonforfeitable and exercisable when granted it eliminated any obligation on the part of the grantee to perform. As a result, our financial statements will be revised to recognize the expense in full at the commitment date.

Note 7 - Commitments and Contingencies, page F-21

9.    The deferred compensation represents unvested employee options. We are supplementally enclosing a schedule reflecting in detail the amounts.

Stock Options, page F-19

10.    The 375,000 options with a weighted average exercise price of $2 represent options issued under the 2005 Equity Incentive Plan. The other table represents 25,000 options issued pursuant to employment contracts and are unvested at December 31, 2005. Their weighted average exercise price is $.40 per share. All share and per share option data have been restated to reflect the 4 for 1 reverse stock split.

Securities and Exchange Commission
February 9, 2007

Item 10. Executive Compensation, page 37

11.    In accordance with Instruction 2 of Item 402(b)(2)(iii)(A) and (B) of Regulation S-B, we have added a footnote to the Executive Compensation table to include the fair value of Mr. Basile’s award as well as the awards for Mr. Kang and Ms. Yarde.

Form 10-QSB for Fiscal Quarter Ended June 30, 2006

Item 1. Financial Statements (Unaudited), page 2

Condensed Consolidated Statement of Operations, page 4

12.    Upon further review we have determined that the claim settlement qualifies as a SFAS 5 accrual at December 31, 2005. Accordingly, the fair value of the common stock issued in the quarter ended June 30, 2006 has been included accrued liabilities at December 31, 2005 with a corresponding charge to operations for the year ended December 31, 2005.

Notes to Unaudited Condensed Consolidated Financial Statements, page 7.

Note 4 - Convertible Notes Payable, page 11

13.    Upon further review of the accounting for the convertible debt and the detachable warrants we noted that the proceeds of $1,600,000 were not properly allocated to the debentures and warrants based on their relative fair values in accordance with APB 14 and EITF 00-27. Based on a Black-Scholes calculation, the warrants have a fair value of $2,764,291. The warrants relative fair value to the total proceeds is $1,008,000. The relative fair value of the debt is $592,000. The original beneficial conversion feature of $540,000 was recorded based on the intrinsic value of the face amount of the debt ($1,600,000). In accordance with paragraph 5 of EITF 00-27, the intrinsic value of the embedded conversion option should be computed based on the allocated value of the convertible debt ($540,000). The amount of the beneficial conversion feature that should have been recorded at the commitment date is $207,200. Please be advised that we will revise our financial statements to properly reflect debt discounts in the amount of $207,200 and $1,008,000 as a result of the beneficial conversion feature and the allocated value of the warrants, respectively.

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

Condensed Consolidated Statement of Operations, page 4

14.    Upon further review of the accounting regarding the implementation and application of SFAS 123R, we have reversed any deferred employee compensation against additional paid-in capital effective January 1, 2006. Upon vesting of employee options, we will recognize a charge to operations.

Securities and Exchange Commission
February 9, 2007

Note 3, Stockholders’ Equity, page 8

15.    Note 4 has been revised to include the relevant terms of the preferred stock dividend.

16.    Note 2 has been revised accordingly.

Note 3 has been revised to eliminate the reference to “under these plans” since we only have the 2005 Equity Incentive Plan. The caption on the table “other options” refers to non-qualified stock options.

The statements of operations have been revised to include on the same line share based payment expense with cash compensation paid to employees.

Item 3 - Controls and Procedures, page 30

17.    We have revised the filing to disclose the conclusions of the principal executive and principal financial officers regarding the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the report.

18.    We have amended the Company’s Form 10-QSB for the quartered ended September 30, 2006 to disclose that there were no changes in the Company’s internal control over financial reporting in the last fiscal quarter.

19.    We have revised this section to state that material weaknesses existed, by whom they were identified and have concluded that as of September 30, 2006 the Company’s disclosure controls and procedures were not applicable.

Form 8-K/A Dated May 27, 2005, Filed September 1, 2005.

Item 9.01 Financial Statements and Exhibits, page 2

Pro Forma Condensed Consolidated Balance Sheet

20.    The issuance of 1,505,000 shares of bioMetrx common stock during the period April and May 2005 is an event that factually supports the number of shares of Marketshare issued in the exchange. The exchange rate had to be applied to those shares since the issuance of these shares was pre-merger. The issuance of these shares has a direct impact on the number of Marketshare shares issued in the exchange. Therefore, we feel the 1,505,000 shares should not be removed.

21.    Journal Entry 4 has been revised.

This entry eliminates the bioMetrx common stock, Marketshare Additional Paid-In Capital and Marketshare Accumulated Deficit. The ending proforma common stock balance is that of Marketshare, and the ending Additional Paid-In Capital and Accumulated Deficit is that of bioMetrx.

Securities and Exchange Commission
February 9, 2007

22.    Transaction costs totaling approximately $17,000 and consisting of primarily legal fees and sundry filing fees were charged to expense in the period incurred. The Company considers this amount to be immaterial both qualitatively and quantitatively since it is improbable that the omission or misstatement of such amount would change the judgment of a reasonable person relying on the report.

23.    We have supplementally enclosed a schedule reconciling the common shares outstanding and the pro-forma weighted average common shares outstanding.

We trust that the foregoing appropriately addresses the issues raised by your Letter of Comments dated January 11, 2007. If you have any additional comments, please address to them to me on behalf of the bioMETRX.

Very truly yours,

/s/ Joel C. Schneider

Joel C. Schneider

JCS/mr
Enclosures

February 8, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20548

Ladies and Gentlemen:

In connection with our responses to the comments from the Staff of the Securities and Exchange Commission (“Commission”) we hereby acknowledge the following:

•	bioMETRX, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to staff comments does not foreclose the Commission any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Very truly yours,

BIOMETRX, INC.

By:	/s/ Mark Basile
Mark Basile, CEO